Exhibit 99.1

SANGRIX Unveils New Website and Logo Highlighting Its AI Infrastructure Transition

New corporate and investor relations website, visual identity and investor contact reinforce the Company’s evolving strategic focus

SINGAPORE, September 15, 2026 (GLOBE NEWSWIRE) — SANGRIX INC. (NASDAQ: SGRX) (“SANGRIX” or the “Company”), formerly known as Bit Origin Ltd, today announced the launch of its new corporate and investor relations website at https://sangrix.ai/, together with a new corporate logo and an updated investor relations email address, ir@sangrix.ai.

The launch follows the Company’s September 3, 2026 rebranding announcement and underscores its ongoing strategic transition toward AI computing infrastructure. The website and visual identity place SANGRIX’s focus on GPU computing, server leasing, storage infrastructure and related services at the forefront of its corporate identity and investor communications.

The new website provides shareholders, prospective investors and business partners with a central resource for information about the Company’s business, leadership and strategic direction. Its investor relations section, available at https://sangrix.ai/investors, provides access to company announcements, SEC filings, corporate governance information and investor contacts.

The new SANGRIX logo features a grid of interconnected nodes, representing the connections among computing, data, networking and energy that underpin AI infrastructure. The network pattern conveys collaboration and scalability, reflecting the Company’s strategic focus on bringing these elements together to support demanding computing workloads.

Accompanied by the tagline “Powering Intelligence,” the logo expresses SANGRIX’s focus on the infrastructure behind AI applications. Its navy, blue and gray palette and distinctive wordmark establish a consistent visual identity across the Company’s website and investor communications.

The Company continues to advance its AI infrastructure transition while managing its existing digital asset holdings and legacy business activities. The new website provides a platform for communicating developments as this transition progresses.

Shareholders and other interested parties are encouraged to visit https://sangrix.ai/ and update their records with the Company’s new investor relations email address, ir@sangrix.ai.

About SANGRIX INC.

SANGRIX INC. (NASDAQ: SGRX), formerly Bit Origin Ltd, is pursuing a strategic transition toward infrastructure supporting artificial intelligence workloads. Its areas of focus include GPU computing, server leasing, storage infrastructure and associated services. Alongside these initiatives, the Company continues to oversee its existing digital asset holdings and legacy business activities.

For more information, please visit https://sangrix.ai/.

Forward-Looking Statements

This announcement contains forward-looking statements regarding the Company’s strategic transition toward AI computing infrastructure and its development of GPU computing, server leasing, storage infrastructure and related services. These statements reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including equipment availability, delivery and deployment schedules, infrastructure readiness, customer demand, financing availability, supplier and partner performance, digital asset market conditions, and the Company’s ability to implement its business strategy. Additional risks are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update these statements except as required by applicable law.

Investor Relations Contact

SANGRIX INC.
Email: ir@sangrix.ai
Website: https://sangrix.ai/